Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                                         (919) 379-4300

ALLIANCE ONE INTERNATIONAL, INC. PRICES SENIOR NOTES OFFERING

MORRISVILLE, N.C. – (August 12, 2009) – Alliance One International, Inc. (NYSE:AOI) ("Alliance One" or the "Company") today announced that it priced its previously announced offering of 10% senior notes due 2016 (the "notes"). In addition, Alliance One increased the size of the notes offering from $75 million to $100 million. The notes were priced at 97.500% of the face value, for gross proceeds of $97.5 million and representing a yield to maturity of approximately 10.512%. The offering was made in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons in offshore transactions in reliance on Regulation S under the Securities Act. The offering is expected to close on August 26, 2009.

The notes will form a part of the same series as Alliance One's outstanding 10% Senior Notes due 2016 (the "Initial Senior Notes") issued on July 2, 2009. Upon completion of this offering, the aggregate principal amount of outstanding notes of this series would be $670 million. Completion of this offering is subject to the Company obtaining an amendment to its senior secured credit facility to permit the issuance of the notes and to customary conditions.

Alliance One intends to use the net proceeds of this offering to repay outstanding borrowings under certain short-term seasonal lines of credit from foreign financing sources which mature over the next two to ten months and bear interest at annual rates ranging from approximately 10.30% to 11.25%.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, the notes, the Initial Senior Notes or any other securities. Offers of the notes were made only by means of a private offering circular. The notes have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under the Securities Act or an applicable exemption from such registration requirements.

About Alliance One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers.

Forward-Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of Risk Factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 8, 2009, and its Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009.